EXHIBIT 3(ii)

Amendment to Amended and Restated Bylaws

     Section 3.2 of the Bylaws of Micro Linear Corporations is amended to read in its entirety as follows:

     “3.2 NUMBER AND TERM OF OFFICE

     The authorized number of directors shall be five (5) until changed by a bylaw amending this Section 3.2, duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote, or by resolution of a majority of the members of the board of directors.

     No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

     Directors shall be elected at each annual meeting of stockholders, to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.”